EXHIBIT 99.5

Press Release

Indicative ex-dividend dates for 2022 dividend

Paris, February 8, 2021 – The Board of Directors met on February 8, 2021 and decided that, subject to decisions by the Board of Directors and the Shareholders’ Meeting which will approve the 2022 financial statements, allocation of earnings and final dividend, the ex-dividend dates of the interim and the final dividends for 2022 will be as follows:

Type of coupon	Ex-dividend dates
First interim	September 21, 2022
Second interim	January 2, 2023
Third interim	March 22, 2023
Final	June 21, 2023

The above ex-dividend dates relate to the Total shares listed on the Euronext.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.